

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 19, 2014

Via E-mail
Dewan Fazlul Hoque Chowdhury
Chief Executive Officer
Nemaura Medical Inc.
Charnwood Building Holywell Park
Ashby Road
Loughborough, Leicestershire
United Kingdom
LE11 3AQ

> **Re: Nemaura Medical Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 2, 2014**
> **File No. 333-194857**

Dear Dr. Chowdhury:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 4

1.   Please clarify whether you have clearance from the relevant regulatory bodies to commence human or other trials. Also, please make clear that you are not seeking FDA approval at this time, if true.

2.   We note your response to prior comment 6. It appears that the disclosure in the bullet points on page 4 should be consistent with the disclosure on page 26 regarding the milestones. Please advise or revise accordingly.

3.   Please expand the disclosure on page 4 to quantify the capital needed to achieve the milestones mentioned on page 26.

Determination of the Offering Price, page 18

4.   We note your response to prior comment 1. In view of your revised disclosure on the prospectus cover page that indicates the selling shareholders will sell their shares at $.10 per share instead of at the last price per share sold in a private offering, update the disclosure in the last sentence of this section.

Product Development Timelines, page 26

5.   Please update the disclosure in the first table on page 26 to the extent practicable. For example, we note you refer in the table to a target completion date of "April 31, 2014."

Our Patents, page 30

6.   We note your response to prior comment 18. Please revise the disclosure in this section to explain the term "Reverse Iontophoresis" on page 30 so that the term can be understood by an investor not in your industry. Also, disclose which of the three patents mentioned in this section cover the CGM watch. In addition, disclose when each of the three patents was granted.

Government Regulation, page 30

7.   We note your response to prior comment 19. Given your disclosure on page 13 that you may seek regulatory approval from the FDA and your disclosure on page 24 that your clinical testing will be conducted in the United States, please expand the disclosure in this section to discuss the FDA approval process and the nature of regulatory oversight.

8.   If you do not intend to seek regulatory approval from the FDA, please tell us why you have included the table on page 29 about competitors in the United States.

Directors, Executive Officers, Promoters and Control Persons, page 36

9.   We note your response to prior comment 22. Please expand the disclosure concerning Professor Khan, Mr. Scott and Dr. Toon that they joined Nemaura in 2009 and 2010 to clearly indicate the positions that they held with Nemaura during the last five years.

Executive Compensation, page 38

10.   Please update the disclosure in this section for the fiscal year ended March 31, 2014.

Certain Relationships and Related Transactions, page 39

11.   Please update the disclosure in this section. In this regard, we note your disclosure in this section is only through March 31, 2013; however, you have included disclosure on page F-9 about related party transactions through December 31, 2013.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3528 with any questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc (via e-mail): Mitchell S. Nussbaum, Esq.